SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

November 10, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

10 November 2022

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

VESTING OF RESTRICTED STOCK UNIT AWARDS GRANTED UNDER THE AWARD AGREEMENT DATED 29 APRIL 2022

In line with the announcement published on 3 May 2022, certain Restricted Stock Unit Awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") granted to Deepak Nath vested on 8 November 2022. These Restricted Stock Unit Awards formed part of the buy-out awards granted in respect of outstanding incentives Deepak Nath forfeited upon leaving his former company.

i.    PARTIAL VESTING ON 8 NOVEMBER 2022 OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 8,716 shares was granted to Deepak Nath on 29 April 2022. One half of these shares (4,358 shares) vested on 8 November 2022 and the remaining half will vest on 8 November 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to individual included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2022 - 11 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Deepak Nath (Chief Executive Officer)	Director	10.407844	4,358 (of which 1,065 were sold to cover taxes due and 3,293 retained)	N/A Single Transaction	3,293.00000 ordinary shares	0.00038%

ii.    PARTIAL VESTING ON 8 NOVEMBER 2022 OF A RESTRICTED STOCK UNIT AWARD:

A Restricted Stock Unit Award of 12,061 shares was granted to Deepak Nath on 29 April 2022. One quarter of these shares (3,015 shares) vested on 8 November 2022, a second quarter will vest on 8 November 2023, a third quarter will vest on 8 November 2024 and the final quarter will vest on 8 November 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the award.

The following relates to individual included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Restricted Stock Unit Award granted on 29 April 2022 under the award agreement.
Date of Transaction	2022 - 11 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Deepak Nath (Chief Executive Officer)	Director	10.407844	3,015 (of which 737 were sold to cover taxes due and 2,278 retained)	N/A Single Transaction	5,571.00000 ordinary shares	0.00063%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 10, 2022

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary